EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

February 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Tim Buchmiller
Office of Life Sciences

Re:	OS Therapies Incorporated
Registration Statement on Form S-1 (No. 333-284631)

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Thursday, February 6, 2025, or as soon as practicable thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Paul A. Romness, MPH